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                             February 26, 2021

       Cheng Shaosen
       Chief Executive Officer
       Golden Path Acquisition Corporation
       100 Park Avenue
       New York, New York 10017

                                                        Re: Golden Path
Acquisition Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
2, 2021
                                                            CIK No. 0001841209

       Dear Mr. Shaosen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS

       Signatures, page II-5

   1.                                                   Please include the
signature of the company   s authorized representative in the United
                                                        States. See Instruction
1 to Signatures in Form S-1.

       Exhibits

   2. Your amended and restated memorandum and articles of association filed as exhibit 3.2 does not amend and
restate your memorandum and articles filed as exhibit 3.1. Please revise or advise.
 Cheng Shaosen
Golden Path Acquisition Corporation
February 26, 2021
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameCheng Shaosen
                                                          Division of
Corporation Finance
Comapany NameGolden Path Acquisition Corporation
                                                          Office of Real Estate
& Construction
February 26, 2021 Page 2
cc:       Brian Daughney, Esq.
FirstName LastName